SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment No. 2)*

Airtran Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00949P108

(CUSIP Number)

June 30, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00949P108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Boeing Capital Loan Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,395,260

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,395,260

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,395,260

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Boeing Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,395,260

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,395,260

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,395,260

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Boeing Capital Services Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,395,260

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,395,260

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,395,260

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) McDonnell Douglas Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,395,260

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,395,260

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,395,260

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The Boeing Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 3,395,260

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 3,395,260

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,395,260

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer Airtran Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 9955 Airtran Boulevard Orlando, FL 32827

Item 2.
(a)

Name of Person Filing
This Amendment to Schedule 13G is being filed on behalf of The Boeing Company (“Boeing”), its wholly owned subsidiary, McDonnell Douglas Corporation (“MDC”), MDC’s wholly owned subsidiary, Boeing Capital Services Corporation (“BCSC”), BCSC’s wholly owned subsidiary, Boeing Capital Corporation (“BCC”), and BCC’s wholly owned subsidiary, Boeing Capital Loan Corporation (“BCLC”).  Boeing, MDC, BCSC, BCC and BCLC are sometimes referred to herein collectively as the “Reporting Persons.”  An agreement among the Reporting Persons with respect to the filing of this Amendment to Schedule 13G is attached hereto as Exhibit 1.

(b)

Address of Principal Business Office or, if none, Residence
The principal business address of each of Boeing and MDC is Boeing World Headquarters, 100 N. Riverside, Chicago, IL 60606.  The principal business address of each of BCSC, BCC and BCLC is 500 Naches Blvd. SW, 3rd Floor, Renton, WA 98055.

(c)	Citizenship Boeing, BCSC, BCC and BCLC are Delaware corporations. MDC is a Maryland corporation.
(d)	Title of Class of Securities Common Stock, par value $.001 per share.
(e)	CUSIP Number 00949P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable as this Amendment to Schedule 13G is filed pursuant to Rule 13d-1(c).
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The responses of the Reporting Persons to Row 1 and Rows 5 through 11 on the cover pages of this Amendment to Schedule 13G are incorporated by reference herein.  Shares of common stock of the Issuer that may be acquired upon the exercise of warrants to purchase common stock are included.  However, none of Boeing, MDC, BCSC or BCC directly own any shares of common stock of the Issuer.  Boeing, MDC, BCSC and BCC may be deemed to beneficially own the shares of common stock of the Issuer beneficially owned by BCLC because of the parent-subsidiary relationship among Boeing, MDC, BCSC, BCC and BCLC.  Boeing, MDC, BCSC and BCC disclaim such ownership, and neither the filing of this Amendment to Schedule 13G, nor anything contained herein is intended as, or should be construed as, an admission that Boeing, MDC, BCSC, or BCC is the “beneficial owner” of any shares of the Issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following.  [ X ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2003

BOEING CAPITAL LOAN CORPORATION

By:	/s/ Jordan S. Weltman
Name: Jordan S. Weltman
Title: Authorized Signatory

BOEING CAPITAL CORPORATION

By:	/s/ Jordan S. Weltman
Name: Jordan S. Weltman
Title: Authorized Signatory

BOEING CAPITAL SERVICES CORPORATION

By:	/s/ Jordan S. Weltman
Name: Jordan S. Weltman
Title: Authorized Signatory

McDONNELL DOUGLAS CORPORATION

By:	/s/ Jordan S. Weltman
Name: Jordan S. Weltman
Title: Authorized Signatory

THE BOEING COMPANY

By:	/s/ James C. Johnson
	Name:	James C. Johnson
	Title:	Senior Vice President, Corporate Secretary and Assistant General Counsel

JOINT FILING AGREEMENT

This will confirm the agreement by and among all of the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the common stock, $.001 par value per share, of Airtran Holdings, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  June 30, 2003

BOEING CAPITAL LOAN CORPORATION

By:	/s/ Jordan S. Weltman
Name: Jordan S. Weltman
Title: Authorized Signatory

BOEING CAPITAL CORPORATION

By:	/s/ Jordan S. Weltman
Name: Jordan S. Weltman
Title: Authorized Signatory

BOEING CAPITAL SERVICES CORPORATION

By:	/s/ Jordan S. Weltman
Name: Jordan S. Weltman
Title: Authorized Signatory

McDONNELL DOUGLAS CORPORATION

By:	/s/ Jordan S. Weltman
Name: Jordan S. Weltman
Title: Authorized Signatory

THE BOEING COMPANY

By:	/s/ James C. Johnson
	Name:	James C. Johnson
	Title:	Senior Vice President, Corporate Secretary and Assistant General Counsel